Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Goldbelt announces award of 9 new exploration licenses in Burkina Faso which replace the previous Belahouro exploration permit

    TORONTO, July 20 /CNW/ - Goldbelt Resources Ltd. (TSXV: GLD) reports that
9 new exploration permits have been awarded by the Burkina Faso government to
Goldbelt Resources (West Africa) SARL, a wholly owned subsidiary of Goldbelt
Resources Ltd.. These new exploration permits replace the original Belahouro exploration permit which had expired in April 2006.
    The Belahouro license permit was a single permit that covered an area of
1,187 km(2) and contained the Inata and other known Belahouro resource projects namely, Minfo, Sayouba, Pali West, Souma Village, BSF1, BSF16,
N'Darga, Gassel Garafo, Dumsa and Fete Kole. The 9 new exploration permits cover all of the original Belahouro tenement area and extends into highly prospective areas surrounding Belahouro. The total area covered by the new permits is 2,250 km(2). Goldbelt has two existing exploration permits (Oka
Gakinde and Gusselnay) adjacent to Belahouro which add a further 496 km(2) to its control in this strategic region. Belahouro is approximately 220 km north of Ouagadougou, the capital of Burkina Faso.
    Other Goldbelt's exploration tenements within Burkina Faso include 1,155 km(2) at Hound (Karba, Kopio, Bouhaoun, Lamou, Wakui), 500 km(2) at
Bougouriba (Mandiasso and Diosso) and 65 km(2) at Koupelo (Ouedrogo). Total
exploration permit area controlled by Goldbelt in Burkina Faso is now 4,466 km(2).
    Goldbelt's Inata trend deposits currently have an estimated NI 43-101 resource of 15.65 million tonnes grading an average of 1.9 g/t gold (948,000 oz Au) in the measured and indicated categories and 4.06 million tonnes grading 1.4 g/t gold (190,000 oz Au) in the inferred category, as reported in the April 24, 2006 press release, available at www.goldbeltresources.com.
    In December 2005, Goldbelt submitted to the Burkina Faso government its application for an Exploitation permit (Mining License) over the Inata deposit. This application is now in the latter stage of evaluation and a decision is expected early in the fourth quarter of 2006.

    Current drill program
    ---------------------
    Goldbelt is currently carrying out a 35,000 meter resource expansion drilling program at Inata and other Belahouro projects. Results from this drilling program were reported in the June 22 and July 18, 2006 press releases, available at www.goldbeltresources.com.
    Additionally, Goldbelt has commenced a 6,000 meter drilling program at its other major exploration centre at Hound (Karba) and Bougouriba (Mandiasso and Diosso) which is approximately 250 km southwest of Ouagadougou. Results from earlier exploration work at Mandiasso and Diosso were reported in the May
23, 2006 press release, available at www.goldbeltresources.com.

    GOLDBELT RESOURCES LTD.

    Per: "Collin Ellison"
    Collin Ellison, President and CEO

    The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-
    looking statements which are not historical facts and are made pursuant to the "safe harbor" provisions under the United States Private
    Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.

    Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms;
changes in planned work resulting from logistical, technical or other factors;
the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.

    The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

    Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

    %SEDAR: 00004199E          %CIK: 0001013785

    /For further information: For additional information, please visit the
Company's website www.goldbeltresources.com or contact Laura Sandilands,
Investor Relations or Collin Ellison, President and CEO at (416) 364-0557 or
by email to lsandilands(at)goldbeltresources.com/
    (GLD.)

CO:  Goldbelt Resources Ltd.

CNW 14:55e 20-JUL-06